Exhibit 99.3

 Management Presentation  August 10, 2021

 Forward-Looking StatementsCertain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or Taboola.com Ltd.’s (the “Company”) future financial or operating performance. For example, projections of future Revenue, Adjusted EBITDA, Net Dollar Retention, New Publisher Growth, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management are inherently uncertain. Uncertainties and risk factors that could affect the Company’s future performance and cause results to differ from the forward-looking statements in this presentation include, but are not limited to: the ability to recognize the anticipated benefits of the recent transaction with ION Acquisition Corp. 1 Ltd. (the “Business Combination”), which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the Company’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; ability to attract new digital properties and advertisers; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale the Company’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in the Company’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with the Company’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of the Company’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s registration statement on Form F-4 relating to the Business Combination filed on April 30, 2021, and in subsequent filings with the Securities and Exchange Commission (“SEC”), including the final prospectus/proxy statement relating to the Business Combination.Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they were made. The inclusion of these projections does not constitute republication or affirmation thereof as any other date. The Company undertakes no duty to update these forward-looking statements.Non-GAAP Financial MeasuresThis Presentation includes certain financial measures not presented in accordance with GAAP including, but not limited to, Adjusted EBITDA and certain ratios and other metrics derived therefrom, including free cash flow and ex-TAC Gross Profit, and related margin measures, as well as New Publisher ex-TAC Gross Profit. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies.The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Please refer to footnotes where presented on each page of this Presentation or to the appendix found at the end of this Presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with GAAP.This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.Use of ProjectionsThis Presentation contains financial forecasts with respect to the Company’s projected financial results, including Revenue, ex-TAC Gross Profit, Free Cash Flow and Adjusted EBITDA for the Company's fiscal years 2021. The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. As discussed under “Financial Information” above, all financial information, including the projected information, was prepared in accordance with GAAP. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information or that the prospective financial information will be the same as that presented in the proxy statement related to the Business Combination. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.Industry and Market DataIn this Presentation, the Company relies on and refer to certain information and statistics obtained from third-party sources, which it believes to be reliable. The Company has not independently verified the accuracy or completeness of any such third-party information. You are cautioned not to give undue weight to such industry and market data.This Presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, (c) or (r) symbols, but the Company will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to  these trademarks, service marks, trade names and copyrights.  Disclaimer  2

 Today’s Presenters  Adam SingoldaFounder & CEO  Founded Taboola over 13 years ago  Has led the company as its CEO ever since  6+ years at TaboolaLed several of Idealab's portfolio companies, including Perfect MarketPrior experience at Disney & General Electric  Stephen WalkerCFO  3

 AGENDA  4  Taboola OverviewInvestment HighlightsTaboola + Connexity = Even StrongerFinancial Information

 We Power Recommendations for The Open Web  5  Helping people discover things they may like

 TABOOLA = SEARCH “IN REVERSE”  6  From people looking for information to information looking for people

 YOU HAVE SEEN TABOOLA BEFORE  7

SOLVING TREMENDOUSLY DIFFICULT TECHNOLOGICAL CHALLENGES

Predicting what people might be interested in without the intent data that Google has or the personal data that Facebook has and doing it at massive scale.

516M DAILY ACTIVE USERS[1]

More than Twitter and Snap combined[2]



1 Petabyte	330K+	1 Trillion
Data Processed by Taboola AI Daily[3]	CPU & GPU Cores[4]	Monthly Recommendations[5]

(1) Daily Active Users measures the 7-day average number of users exposed to Taboola recommendations
(2) Twitter and Snap reported 187M and 249M (respectively) in Q3-2020 Earnings reports
(3)(4)(5)Source: Company estimates

Taboola

8

ENABLING PUBLISHERS TO COMPETE WITH WALLED GARDEN BEHEMOTHS

Bringing the user data, AI technology and scale of demand to open Web players



75%
Google
SEARCH
facebook
SOCIAL
amazon
ECOMMERCE
WALLED GARDENS[1]
25%[3]
Taboola
OPEN WEB[2]
News sites
eCommerce sites
Apps / Games
CTV

(1) Walled Gardens includes other closed platforms including Snap, Twitter, and Netflix
(2) Open Web: Digital properties not owned by walled gardens such as websites, apps, games, Connected-TV apps, etc.
(3) Percentages reflect time spent on digital media according to company estimates based on eMarketer data. 25% reflects total time spent on Open Web properties, not just on Taboola

Taboola 9

                               TABOOLA CAN CAPTURE SHARE OF THE HIGHLY FRAGMENTED $64B OPEN WEB MARKET1  SOCIAL    SEARCH      E-COMMERCE  RECOMMENDATIONS ENGINE    Open Web  App Install  Video  Banners  Affiliates  (1) Jounce Media, 2020 Market Outlook Report  e-Commerce  10

         FULL TECH STACK FOR PUBLISHERS: MISSION CRITICAL FOR THE OPEN WEB  Engagement  Engaging users by recommending organic content  Monetizing with non-interruptive, native ads  Audience        $2B+ Paid To Publishers Over 3 Years1Monetization  (1) See Appendix for historical annual Traffic acquisition costs (TAC)  Driving quality audiences from across the networkEmpowering editorial teams with actionable data insights

   THAT’S WHY TABOOLA GETS  LONG-TERM, EXCLUSIVE PARTNERSHIPS WITH PUBLISHERS  118% NDR in 202019,000 publishersGlobal  Publishers on a 5+ Year Contract with Taboola      (1) Source: Company Data. Net Dollar Retention (ex-TAC Gross Profit) is the net growth of ex-TAC Gross Profit from existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded) for the given period divided by the ex-TAC Gross Profit from the same period in theprior-year.  “NBC News Group is excited to continue working with Taboola to expand the reach  of our content and continue driving our already impressive growth. We recognize the  value of Taboola’s technology and their ability to drive meaningful engagement with  NBC News content, especially at a time when competition for user attention is at an  all-time high.”- Elisabeth Sami, SVP of Global Strategy and Business Development for NBC News Group  12

ADVERTISERS CHOOSE TABOOLA FOR THE OPEN WEB

- **Massive reach** – 516M Daily Active Users
- **Performance** focus with measurable ROI
- **Brand safe** ad placements
- **Target ads** based on what people truly care about



Active Advertisers
14,000
13,000
12,000
11,000
10,000
9,000
8,000
Time
2018-1
2018-2
2018-3
2018-4
2019-1
2019-2
2019-3
2019-4
2020-1
2020-2
2020-3

GM Mercedes-Benz BMW IBM HSBC QUALCOMM AMERICAN EXPRESS

verizon salesforce HITACHI CISCO intel DELL citi WELLS FARGO

Largest advertiser is 3% of total ad spend

10th largest advertiser is 1% of total ad spend[1]

101% Net Dollar Retention over the period Q4 2018 - Q3, 2020[2]

(1) Source: Company Data
(2)Excluding Q2-2020 due to expected one-time impact of COVID-19

Taboola

13

 Having an amazing year and it’s just the beginning  Went public, raised $500M+ from great investors - Fidelity, Federated, Baron, othersBeat Q1 and Q2 projections and raised guidance for Q3 and full year 2021Winning incredible partners, and progressing on our growth initiatives organically      14

 AGENDA  15  Taboola OverviewInvestment HighlightsTaboola + Connexity = Even StrongerFinancial Information

INVESTMENT HIGHLIGHTS

1. The Open Web is a massive category
2. Taboola's technology is resilient to the future disappearance of third-party cookies
3. Product-led growth fueled by a network effect
4. Platform advantage driven by Taboola's technology
5. Numerous paths to accelerate growth
6. Proven, founder-led management team
7. Superior financial profile with recurring revenues, scale, and profitable growth

16

1 TABOLA IS POISED TO CAPTURE SHARE OF THE $64B OPEN WEB MARKET


facebook
Instagram
YouTube
Google News
Google Ads
Display & Video 360
Audience Network
The Open Web
PubMatic
xandr
theTradeDesk
Teads
Magnite
Outbrain
Taboola
Amazon DSP
amazon

- **More than ads, product led** - driving engagement, and audience to the entire publisher org
- **Exclusive & direct relationships with publishers/advertisers** - enables end-to-end innovation and predictable growth
- **1st party & contextual data, built for a cookieless world -** We're "always on" - all users, all GEOs, all platforms. 500M+ DAU.[1]

Source: Original Image: "State of the Open Internet" by Jounce Media, January 2020, Modified to reflect Taboola as part of The Open Web
(1) Daily Active Users measures the 7-day average number of users exposed to Taboola recommendations

17

2

TABOOLA TECH IS BUILT FOR A COOKIE-LESS WORLD

- **Taboola has its own 1st party cookie -** recommending personalized editorial content enables serving our own 1st party identifier
- **Unique readership context -** deep access to the context of the page, allowing advertisers to target context (vs. "3rd party cookie behavior")
- **People click on Taboola recommendations tens of billions of times a year[1] -** re-hashing Taboola identifier across websites

Taboola's strong yield performance despite 3rd party cookies being blocked in the industry for years:
- Apple started blocking 3rd party cookies in 2017
- Firefox, Edge, etc are also blocking 3rd party cookies
- GDPR launched in 2018
- CCPA launched in 2019



Mobile - Chrome
Mobile - Safari
Yield
1/10/2019
1/1/2020
1/4/2020
1/7/2020
1/10/2020

Taboola

(1) Source: Company data. Clicks represent total clicks on Taboola recommendations, including paid advertisements ("sponsored content") and editorial ("organic") content

18

 SCALE MATTERS IN OUR INDUSTRY - GROWTH WITH A BUILT-IN NETWORK EFFECT    3          More Publisher Partners  More Users ReachedMore Data Generated  More AdvertisersMore Successful  Higher Yield(Better Results for Advertisersand Publishers)                                  19

 PLATFORM ADVANTAGE DRIVEN BY INVESTMENT IN TECH    500 R&D staff100 in Algo & Data$100M Annual R&D Investment  20  4  Source: Company data, 2021 estimates 20

 RECOMMENDING ANYTHING, ANYWHEREA MULTI BILLION DOLLAR OPPORTUNITY    Core Business  $1B+ in 2020 & Growing Rapidly2      A N Y T H I N G      $10M’s in 20203    $10M’s in 20201  New products and segments  (TV ads, eCommerce, app downloads, gaming...)  A N Y W H E R ETaboola News (mobile carriers, device manufacturers, CTV...)      5  Note: Financial models take into consideration only the core business  This Game Will Keep You Up All Night!Good Game | Sponsored  (1)(2)(3)Source: Company data, Revenues21

 FAST GROWING PREMIUM VIDEO DEMAND ON PREMIUM PLACEMENTS  5    2016  Acquired ConvertMedia$20MAnnual Run Rate(Revenues)    2020  $90M+  Technology Integration & Go-To-Market  2222  MID ARTICLE VIDEO

6 PROVEN, FOUNDER-LED MANAGEMENT TEAM



Adam Singolda
13 years at Taboola
Founder & CEO



Stephen Walker
6 years at Taboola
CFO



Eldad Maniv
8 years at Taboola
President & COO



Lior Golan
11 years at Taboola
CTO



Kristy Sundjaja
1 year at Taboola
SVP, People Operations



Aviv Sinai
13 years at Taboola
SVP, R&D



Ran Buck
7 years at Taboola
SVP, Global Revenue

23

 Q2 RESULTS  Strong Q2-21 Results.Driven by revenue growth from new and existing digital property partners and improved network yield relative to historic seasonal expectations  Unaudited results for Three Months Ended June 30, 2021As published in Taboola’s first quarter 2021 earnings releaseNon-GAAP measure, see appendix for reconciliation to GAAP  24    Unaudited  Previous  Revenues  Q2-211$329M  Guidance2$315 - 320M  Gross Profit  $100M  $88 - 95M  ex-TAC Gross Profit3  $117M  $108 - 113M  Adj EBITDA3  $41M  $34 - 36M

 UPDATED FULL YEAR 2021 GUIDANCE  INCREASED GUIDANCE ACROSS ALL MEASURES(1) Non-GAAP measures, see appendix for reconciliation to GAAP  25  RevenuesGross Profitex-TAC Gross Profit1 Adj. EBITDA1  2 0 2 0    2021 GUIDANCE    GROWTH RATE  $1,189M    $1,316-1,323M    10-11%  $319M    $390-396M    22-24%  $382M    $468-472M    22-23%  $106M    $150-153M    41-44%

 AGENDA  26  Taboola OverviewInvestment HighlightsTaboola + Connexity = Even StrongerFinancial Information

 Merchants              CONNEXITY IS ONE OF THE LARGESTOPEN WEB E-COMMERCE MEDIA PLATFORMS  Open Web($35B US TAM1)Walled Gardens  27  (1) Source: eMarketer, “Digital Ad Spending, By Industry, US” Note: Illustrative diagrams, not to scale.

 HOW CONNEXITY DRIVES SHOPPERS TO MERCHANTS IN THE OPEN WEB        Merchants        Open Web ($35B TAM)            Audience ExtensionSearch  Social  25%1  Publishers Solutions75%1Shopping SiteProducts on Editorial Content  1 Percentage of Revenue in 2020.  28

 CONNEXITY FOR PUBLISHERS  Products on Editorial Content  Shopping Site  29

CONNEXITY BY THE NUMBERS[1] - POWERING E-COMMERCE IN THE OPEN WEB AT SCALE

Strong 2020 Financial Results:[1]

$77M ex-TAC gross profit[2]

$38M Adjusted EBITDA[2]

20%+ ex-TAC gross profit growth YoY

50%+ "Rule of 50" business: ex-TAC gross profit growth + Adj EBITDA margin[2] exceeds 50%

At Impressive Scale:

1,600+ direct merchant relationships

750M product offerings (SKUs)

1M+ monthly transactions

6k+ publisher relationships

(1) Connexity company data. Connexity information includes pro forma Skimlinks results for periods prior to its acquisition by Connexity in May 2020. YoY growth represents 2020 compared to 2019.

(2) Non-GAAP measures. See appendix for calculation and reconciliation to GAAP. "Adj. EBITDA margin" is Ratio of Adjusted EBITDA to ex-TAC gross profit.

Taboola

30

 DIRECT RELATIONSHIP WITH MERCHANTS  90%+ of revenue comes from direct merchants relationships10% from affiliates that Connexity is not directly managing65% of revenue is CPC, 35% is CPA

PARTNERS AND CLIENTS LOVE CONNEXITY: NDR

Merchants

- **12** year average tenure of strategic merchants
- **140%** Net Revenue Retention among strategic merchants
- Top 10 merchants in 2020 had **88%** CAGR in 2017-2020

Publishers

- **4.5** year average tenure of top publishers
- **247%** Net Revenue Retention among managed service publishers (~65% of net revenue)



Taboola

32

SYNERGIES

Taboola + connexity



- **Driving yield growth** by bringing Connexity Merchants to Taboola's existing relationships with publishers
- **Upselling Existing Connexity publisher products** - shop section and commerce content - to Taboola's 9,000+ publishers
- Bringing Connexity **global** by leveraging Taboola's worldwide presence
- **Creating a super data set (merge our data) -** drive yield growth to Connexity partners, and Taboola's

ADDITION OF E-COMMERCE DATA SIGNALS WILL INCREASE YIELD AND ENHANCE NETWORK EFFECT


More Publisher Partners
+6,000[1] publishers with net new supply
More Users Reached
Generating more data
+1M Monthly Transactions[1]
More Advertisers
+1,600 Merchant Advertisers[1]
Higher Yield
(Better Results for Advertisers and Publishers)

(1) Connexity company data

Taboola

STRONG STRATEGIC RATIONALE

Bringing e-commerce Recommendations to the Open Web



1. Accelerates Taboola Growth into $35B **e-Commerce** Media TAM (US alone)[1]
2. Adds Direct Relationships with **1,600+ Brand Name Merchants**[2]
3. Leverages contextual signals - **not reliant on 3rd party cookies**
4. Expected to **increase Yield**, make us more competitive (through e-Commerce demand and expanded access to transaction data)
5. Expected to **grow revenue to our publishers**, bringing even more strategic value as we sign 3, 5+ year exclusive, global partnerships
6. Incredible **culture fit** - passion, perseverance, and execution

(1) Source: eMarketer, ""Digital Ad Spending, By Industry, US"
(2) Connexity company data

 AGENDA  36  Taboola OverviewInvestment HighlightsTaboola + Connexity = Even StrongerFinancial Information

TABOOLA FOCUSES ON PROFITABLE GROWTH

ex-TAC Gross Profit [1]
($ in millions)


CAGR '17A-'21E:
21.7%
$63
$124
$214
$282
$296
$382
$470
2015A 2016A 2017A 2018A 2019A 2020A 2021E
96.8% 72.6% 31.8% 5.0% 29.1% 23.0%

Adj. EBITDA [2]
($ in millions)


$23
$48
$67
$34
$106
$152
2015A 2016A 2017A 2018A 2019A 2020A 2021E
1.4% 17.6% 22.0% 23.8% 11.5% 27.8% 32.3%

YoY growth

Ratio of Adjusted EBITDA to ex-TAC Gross Profit [3]

PROFITABLE GROWTH

Rule of 40 Business

UPSIDE IN OUR MODEL

- Growth from Core Open Web business only
- Conservative growth assumed for existing base
- Additional upside from existing growth initiatives and inorganic

LONG-TERM MODEL

- 20%+ ex-TAC Gross Profit Growth
- 30%+ Ratio of Adjusted EBITDA to ex-TAC Gross Profit

Taboola

(1),(2),(3) Non-GAAP measure, see appendix for reconciliation to GAAP
Note: Projections reflect the mid-point of 2021 guidance

37

2019 METRICS WERE INFLUENCED BY OUR INVESTMENT STRATEGY

In 2019, Taboola made the decision to invest $60 million in long-term partnerships with a number of very large, brand name publishing networks[1]

Given that investment, Ratio of Adj. EBITDA to ex-TAC Gross Profit[2] was 11.5%...



23.8%
11.5%
27.8%
2018A
2019A
2020A

Without that investment, Ratio of Adj. EBITDA to ex-TAC Gross Profit would have been 26.4%



23.8%
26.4%
27.8%
2018A
2019A
2020A

In 2020 that investment has paid off as Ratio of Adj. EBITDA to ex-TAC Gross Profit was above 27% - higher than historical trends

Taboola

(1) "Invest" means initial losses on these publisher networks plus management's estimate of margin lost on other publishers due to lower yields as demand was spread thinner.
(2) Non-GAAP measure, see appendix for reconciliation to GAAP

38

COVID-19 IN 2020 PROVED THE RESILIENCY OF OUR MODEL

1.



Yield
Strong Recovery
COVID-19 / Recession Dip
140%
120%
100%
80%
60%
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20

Relentless Focus on Yields…

2.



Cash Expenses as % of exTAC Gross Profit
Cash Exp - % of ex-TAC Gross Profit
80.0%
75.0%
70.0%
65.0%
60.0%
77.6%
77.0%
73.6%
72.2%
71.4%
2017
2018
2019 (Adj)
2020
2021E

… Combined with Historically Low Costs

Exited 2020 stronger than we entered with sustainably higher profitability

1. Sustainable yield increase, driving higher margins

- Worked with publisher partners to optimize for yield
- Signed more advertisers seeking consumers digitally
- Dramatic improvements in algorithms

2. Reset cost base

- Hiring freeze permanently "right sized" organization (sustainable)
- Reduced travel, real estate and overhead (partially sustainable)

(1) Yield is a normalized measure of performance that controls for changes due to traffic shifts.
(2) Cash Expenses is the difference between Adj. EBITDA and exTAC Gross Profit. 2019 is adjusted to reflect Ratio of Adj. EBITDA to ex-TAC Gross Profit as detailed on the preceding slide.

Taboola
39

GROWTH DRIVEN BY CORE OPEN WEB INSTALLED BASE

1.



New Publisher ex-TAC Gross Profit
ex-TAC Gross Profit Growth %
30%
20%
10%
0%
-10%
-20%
18%
1%
11%
12%
2018
2019
2020
2021 H1

Continued growth from new supply...

2.



Net Dollar Retention (ex-TAC Gross Profit)
Net Dollar Retneion (%)
130%
120%
110%
100%
90%
80%
114%
104%
118%
120%
2018
2019
2020
2021 H1

... helps provide fuel for growth from a strong installed base.

1. New Publisher[1] ex-TAC Gross Profit

- Historically 10-15% new supply growth
- Projecting similar range going forward

2. Net Dollar Retention[2] Growth Has Two Elements

- Improvements in yield
- More supply from existing publishers
- Historically 110-120% on average

(1) New digital property partners within the first 12 months that were live on our network
(2) Net Dollar Retention (ex-TAC Gross Profit) is the net growth of ex-TAC Gross Profit from existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run rate revenue generated by them when they are first on boarded) for the given period divided by the ex-TAC Gross Profit from the same period in the prior year.

Taboola 40

SELECTED NON-GAAP METRICS


$382M
$106M
$470M
$152M
2020A
2021E
ADJ. EBITDA[1]
($ in millions)
ex-TAC Gross Profit[2]
($ in millions)

23%
ex-TAC Gross Profit Growth

32%
Ratio of Adj EBITDA to ex-TAC Gross Profit[3]

43%
Adj EBITDA Growth

80%+
Adj. Gross Profit Margin[4]

(1),(2),(3),(4) Adj. EBITDA, ex-TAC Gross Profit, and Ratio of Adj. EBITDA to ex-TAC Gross Profit, and Adj. Gross Profit Margin are Non-GAAP measures, see appendix for reconciliation to GAAP. Adj. Gross Profit Margin is projected to exceed 80% in 2021. Adj. Gross Profit Margin is calculated by dividing Gross profit by ex-TAC Gross Profit.

Note: Growth rates reflect 2021 growth over 2020. 2021 projection reflects the mid-point of current company guidance.

Taboola

41

   Thank you.  42

   APPENDIX

 OUR MODEL IN A NUTSHELL  44  Revenue paid by Advertisers, before traffic acquisition costs (TAC) paid to Publishers.Revenue to Taboola after TAC paid to Publishers. Non-GAAP measure, seeappendix for reconciliation to GAAPNon-GAAP measure, see appendix for reconciliation to GAAPNon cash charges, Cash charges excluded from Adjusted EBITDA    44  Model components:    Sample inputs / financials:    Illustrative Taboola economics:    Revenues(1)    $909    $1.00 (100%)    –            Traffic Acq Cost (Value to publishers)    ($627)    ($0.69)    =            ex-TAC Gross Profit(2)    $282    $0.31    –            Cost of Revenues    ($48)    ($0.05)    =            Gross profit    $234    $0.26    –            R&D    ($73)    ($0.08)    –            S&M    ($110)    ($0.12)    –            G&A    ($34)    ($0.04)    =            Operating Income    $17        +            Dep, Amort, Share Based Comp, Other item    $50        =            Adjusted EBITDA(3)    $67                (4)  Change in WC, Other items + PP&E and Capitalized Platform Costs  ($22)    $45  +  =Free Cash Flow(3)

     HISTORICAL & PROJECTED REVENUE & EX-TAC GROSS PROFIT1  45  (1) Non-GAAP measure, see appendix for reconciliation to GAAP  (2) ex-TAC Gross Profit Margin reflects ex-TAC Gross Profit / Revenue, a Non-GAAP measure. See appendix for reconciliation to GAAP Note: 2021 projection reflects the mid-point of current company guidance.  Revenues    ex-TAC Gross Profit  YoY growth ex-TAC rGevroesnsuePrmofaitrgMina2rgin2

KEY MODEL ASSUMPTIONS

ex-TAC Gross Profit[1]

- Historically, Taboola grew 20%+ (CAGR '17A-'20E)
- In 2020, Taboola generated $382 million ex-TAC Gross Profit
- For FY2021, the Company currently expects ex-TAC Gross Profit in range of $468 - 472M

ADJUSTED EBITDA[2]

- $106 million in 2020 and growing faster than ex-TAC Gross Profit
- For FY2021, the Company currently expects Adjusted EBITDA in range of $150 - 153M
- Rule of 40: ex-TAC growth + Ratio of Adj. EBITDA to ex-TAC Gross Profit[3] always above 40%

COST ASSUMPTIONS

- Return to "normal" operations and cost basis in H2 2021 (conservative)
- Two primary costs (headcount and hardware / IT) grow commensurate with revenue growth
- Higher costs (and lower operating margin) in 2021 driven by transaction related share-based compensation expenses



Operating costs:
($ in millions)
($20)
(6.8%)
$26
6.8%
$37
$130
$85
$60
$134
$99
2019A
2020A
R&D
S&M
G&A
Operating income ($ in millions)
Operating margin (% of ex-TAC revenue)

(1),(2),(3) Non-GAAP measures, see appendix for reconciliation to GAAP

Taboola

49

SELECTED GAAP AND NON-GAAP METRICS

($ in millions, FYE)	2018A	2019A	2020A	2021E	Long-Term Model
Revenues	$909	$1,094	$1,189	$1,320	
% YoY growth	20.0%	20.3%	8.7%	11.0%	
ex-TAC Gross Profit	$282	$296	$382	$470	
% YoY growth	31.8%	5.1%	29.2%	22.9%	20%+
Gross Profit	$234	$232	$319	$393	
% margin	83.1%	78.4%	83.6%	83.6%	
% YoY growth	31.1%	-0.9%	37.7%	23.0%	
Adj. EBITDA	$67	$34	$106	$152	
% margin	23.8%	11.5%	27.8%	32.2%	30%+
% YoY growth	39.6%	-49.1%	211.6%	42.7%	

Ratio of Adjusted EBITDA to ex-TAC Gross Profit[3]

- Return to "normal" operations and cost basis in H1 2021
- Investing in serving infrastructure and Algo beginning 2021
- IPO readiness costs added starting 2021

LONG-TERM EX-TAC GROSS PROFIT GROWTH

- Current Model only forecasts growth from Core Business
- Including Connexity, in 2022 expect growth of 30%+ on a reported basis and 17%+ on a pro forma basis, above our previous standalone expectation to grow 16% in 2022
- Long-Term Growth of 20%+ includes core business growth, inorganic and existing growth initiatives

Taboola

(1),(2),(3) Non-GAAP measure, see appendix for reconciliation to GAAP
Note: 2021 projections reflect the midpoint of current company guidance.

47

ADJUSTED EBITDA RECONCILIATION  Note: Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net income (loss), the most directly comparable GAAP measures. Certain elements of Net income (loss), including share-based compensation expenses, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net Income (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net income (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.  48

 2021 QUARTERLY RESULTS: ADJUSTED EBITDA RECONCILIATION  1A substantial majority is Share-based compensation expenses related to going public.2 Relates to the acquisition of ION Acquisition Corp. 1 Ltd. and going public.  12  1  49  2

 EX-TAC GROSS PROFIT RECONCILIATION  Note: 2021 projections reflect the midpoint of current company guidance.  50

 RATIO OF ADJUSTED EBITDA TO EX-TAC GROSS PROFIT RECONCILIATION  51

 EX-TAC GROSS PROFIT MARGIN RECONCILIATION  52

 HISTORICAL & PROJECTED ADJ. GROSS PROFIT MARGIN RECONCILIATION  Note: Adj. Gross Profit Margin is calculated by dividing Gross profit by ex-TAC Gross Profit. 2021 projections reflect midpoint of company’s current guidance.

 HISTORICAL AND PROJECTED FREE CASH FLOW RECONCILIATION  (1) Adj. EBITDA Plus the change in working capital reflects the Net cash provided by operating activities. For estimated periods, Net cash from operating activities assumes 53-57 days payables outstanding and 40-45 days sales outstanding.  2021 Free Cash Flow Reduced by Plan To Invest in Two Areas:Purchase of $30M of servers beyond “normal” levels as part of investment in algorithmic yield improvementsPlan to remodel offices globally for post-COVID work environment  1  54

     CONSOLIDATED BALANCE SHEET      ($ in millions)  As of Dec 31, 2019  As of Dec 31, 2020  Cash, cash equivalents and short-term deposits  $ 116  $ 243  Total Assets  $ 482  $ 580  Total Liabilities & Convertible Shares  $ 475  $ 533  Accumulated Deficit  $ (40)  $ (31)  Additional Paid-in-capital  $ 47  $ 78  Total Shareholders' Equity  $ 7  $ 47  55

 2021 QUARTERLY RESULTS:EX-TAC GROSS PROFIT RECONCILIATION  56

 2021 FULL YEAR GUIDANCE:EX-TAC GROSS PROFIT RECONCILIATION  57